UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

EURAND N.V.

(Names of Subject Company)

a public limited liability company organized under the laws of The Netherlands

AXCAN PHARMA HOLDING B.V.

(Name of Filing Persons (Offeror))

a private limited liability company organized under the laws of The Netherlands which is a wholly owned indirect subsidiary of

AXCAN HOLDINGS INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

N31010106

(CUSIP Number of Class of Securities)

Axcan Pharma Holding B.V.

Axcan Holdings Inc.

100 Somerset Corporate Boulevard

Bridgewater, New Jersey 08807

Attention: Dr. Frank Verwiel, President & CEO

(908) 927-9600

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

William M. Shields, Esq.

Jonathan M. Grandon, Esq.

Ropes & Gray LLP

Prudential Tower, 800 Boylston Street

Boston, MA 02199

Phone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$627,951,984.00	$44,772.98

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying the offer price of $12.00 per share of ordinary stock of Eurand, N.V., par value €0.01 per share, (“Shares”) by 52,329,332, which is the sum of (i) 48,020,637 Shares outstanding, which represents the number of Shares that Eurand N.V. has advised Axcan Pharma Holding B.V. and Axcan Holdings Inc. was outstanding as of December 16, 2010 and (ii) 4,308,695 Shares issuable pursuant to stock options as of November 29, 2010, as set forth in the Share Purchase Agreement, dated as of November 30, 2010, between Eurand N.V., Axcan Pharma Holding B.V. and Axcan Holdings Inc., as amended by Amendment No. 1 to Share Purchase Agreement, dated as of December 16, 2010.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,772.98	Filing Party: Axcan Pharma Holding B.V.
Form or Registration No.: Schedule TO	Date Filed: December 21, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 21, 2010 (which, together with any subsequent amendments and supplements thereto, collectively constitutes this “Schedule TO”). This Schedule TO relates to the tender offer by Axcan Pharma Holding B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Purchaser”) and a wholly owned direct subsidiary of Axcan Holdings Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, par value €0.01 per share (“Shares”), of Eurand N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Eurand”) at a price of $12.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 21, 2010, a copy of which is attached as Exhibit (a)(1)(A) (which, together with the supplement described below and any subsequent amendments and supplements thereto, collectively constitute the (“Offer to Purchase”), and in the related letter of transmittal (as amended below, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Letter of Transmittal is hereby amended and supplemented as follows:

All references to the Offer expiration time of 12:01 a.m., New York City time, on January 20, 2011, in the Letter of Transmittal are hereby amended and changed to 12:01 a.m., New York City time, on January 21, 2011. The Offer had previously been scheduled to expire at 12:01 a.m., New York City time, on January 20, 2011. As of 5:00 p.m., New York City time, on January 10, 2011, a total of 26,233,009 Shares had been tendered and not withdrawn from the Offer.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO. The information set forth in the Letter of Transmittal is incorporated by reference herein in response to Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in Supplement No. 1 entitled SUMMARY TERM SHEET amends and supplements the disclosures in Item 1 of the Schedule TO and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the sections of Supplement No. 1 entitled SUMMARY TERM SHEET, THE TENDER OFFER – Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto amends and supplements the disclosures in Item 3 of the Schedule TO and is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in Supplement No. 1 amends and supplements the disclosures in Item 4 of the Schedule TO and is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 5 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

(b) Significant Corporate Events. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 5 of the Schedule TO and is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(c) (1)-(7) Plans. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 6 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds, (b) Conditions and (d) Borrowed Funds. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 7 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V., filed by Purchaser with the SEC as Exhibit No. (d)(8) to this Amendment No. 1 is incorporated herein by reference.

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 8 of the Schedule TO and is incorporated herein by reference.

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

(b) Securities Transactions. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 8 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 9 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the below sections of Supplement No. 1 amend and supplement the disclosures in Item 11 of the Schedule TO and is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Eurand”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

(b) Other Material Information. The information set forth in Supplement No. 1 and the amendment to the Letter of Transmittal as set forth in this Amendment No. 1 amend and supplement the disclosures in Item 11 and are incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended by replacing the footnote to Exhibit No. (d)(3) thereto as follows:

Schedules have been omitted. Axcan Pharma Holding B.V. and Axcan Holdings Inc. undertake to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Item 12 of this Schedule TO is hereby further amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(H)	Supplement No. 1 to Offer to Purchase, dated January 11, 2011.

(b)(1)	Second Amended and Restated Debt Commitment Letter, dated as of December 15, 2010, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, Barclays Bank PLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc.

(d)(8)	Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

AXCAN PHARMA HOLDING B.V.

By:	ATC Management B.V.,
its Managing Director A

/s/ Mr. Ronald Arendsen
Name: Mr. Ronald Arendsen
Title: Authorized Person

/s/ Mr. Tijn van Hooven
Name: Mr. Tijn van Hooven
Title: Authorized Person

By:	/s/ Mr. Richard Tarte
Name: Mr. Richard Tarte
Title: Managing Director B

AXCAN HOLDINGS INC.

By:	/s/ Dr. Frank Verwiel
Name: Dr. Frank Verwiel
Title: President and Chief Executive Officer

Exhibit No.		Description

(a)(1)(A)		Offer to Purchase, dated December 21, 2010.*

(a)(1)(B)		Letter of Transmittal.*

(a)(1)(C)		Notice of Guaranteed Delivery.*

(a)(1)(D)		Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)		Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)		Summary Advertisement as published in the Wall Street Journal on December 21, 2010.*

(a)(1)(G)		Joint Press Release issued by Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. on December 1, 2010 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Issuer on Form 6-K filed by Eurand N.V. with the Securities and Exchange Commission on December 1, 2010).*

(a)(1)(H)		Supplement No. 1 to Offer to Purchase, dated January 11, 2011.

(b)(1)		Second Amended and Restated Debt Commitment Letter, dated as of December 15, 2010, from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, Barclays Bank PLC, HSBC Bank USA, N.A. and HSBC Securities (USA) Inc.

(d)(1)		Tender Agreement, dated as of November 30, 2010, between Mr. Faherty and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(2)		Tender Agreement, dated as of November 30, 2010, between the Warburg Funds and Axcan Pharma Holding B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*

(d)(3)		Conformed copy of Share Purchase Agreement, dated as of November 30, 2010 and as amended by Amendment No. 1, dated as of December 16, 2010 between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V. (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Axcan Pharma Holding B.V. with the Securities and Exchange Commission on December 20, 2010).*#

(d)(4)		Confidentiality Agreement, dated July 13, 2010 among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(5)		Side Letter Regarding Confidentiality Agreement, dated as of September 13, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(6)		Side Letter Regarding Confidentiality Agreement, dated as of December 10, 2010, among TPG Capital, L.P., Axcan Pharma Inc. and Eurand N.V.*

(d)(7)	†	Exclusive Development/License/Supply Agreement, dated as of May 16, 2000, between Eurand S.p.A. (f/k/a Eurand International S.p.A.) and Axcan Pharma US, Inc. (f/k/a Axcan Scandipharm Inc.), as amended by Amendment No. 1, dated March 23, 2007 (incorporated by reference from Exhibit 10.5 to Axcan Intermediate Holdings Inc. Registration Statement on Form S-4 filed on October 7, 2008).*

(d)(8)		Amendment No. 1, dated as of December 16, 2010, to Share Purchase Agreement, dated as of November 30, 2010, between Axcan Pharma Holding B.V., Axcan Holdings Inc. and Eurand N.V.

(g)		None.

(h)		None.

†	Axcan Intermediate Holdings Inc. requested confidential treatment for certain provisions of this exhibit, portions of which were omitted and filed separately with the Securities and Exchange Commission.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on December 21, 2010.

#	Schedules have been omitted. Axcan Pharma Holding B.V. and Axcan Holdings Inc. undertake to furnish supplementally copies of any of the omitted schedules upon request by the SEC.